Filed by Integrated Wellness Acquisition Corp

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: IWAC Holdings Inc.

Commission File No.: 333-269769

Date: February 27, 2023

Integrated Wellness Acquisition Corp and Refreshing USA Announce Filing of Form S-4 Registration Statement Related to Proposed Business Combination

FLORIDA, NY and EVERETT, WA – February 27, 2023 / (Globe Newswire)— Integrated Wellness Acquisition Corp (NYSE: WEL; “Integrated Wellness”), a publicly traded special purpose acquisition company, and Refreshing USA, LLC (“Refreshing”), an independent automated and unattended retailer, announced the filing of a registration statement on Form S-4 by IWAC Holdings Inc. ( “Pubco”), which contains a preliminary proxy statement/prospectus, with the U.S. Securities and Exchange Commission (“SEC”) in connection with their recently announced proposed business combination.

Transaction Overview

On February 10, 2023, Integrated Wellness and Refreshing announced their entry into a definitive agreement and plan of merger (the “Merger Agreement”) relating to a business combination that would result in Refreshing becoming a public company upon the closing of the proposed transaction (the “Transaction”). The Transaction is expected to close in the first half of 2023 and is subject to approval by Integrated Wellness’ shareholders, regulatory approval, and other customary closing conditions.

About Refreshing USA

Refreshing is a fast growing automated refreshments company. From its nearly fifty locations throughout the country, Refreshing USA provides high-quality, and always available, beverages and snack foods to businesses, schools, and municipalities.

About Integrated Wellness Acquisition Corp

Integrated Wellness Acquisition Corp (NYSE: WEL) is a special purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization, or similar business combination with one or more businesses. While Integrated Wellness may pursue an acquisition opportunity in any industry or sector, it intends to focus on businesses in the health, nutrition, fitness, wellness, and beauty sectors and the products, devices, applications, and technology driving growth within these verticals. Integrated Wellness is led by Chief Executive Officer Steven Schapera, Chairman of the Board Antonio Varano Della Vergiliana, Chief Financial Officer James MacPherson, and Chief Operating Officer Robert Quandt. Integrated Wellness’ independent directors include Gael Forterre, Scott Powell, and Hadrien Forterre.

Forward-Looking Statements

Certain statements herein are “forward-looking statements” made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Statements regarding Integrated Wellness and Refreshing’s expectations with respect to anticipated financial impacts of the proposed Transaction, the timing of the completion of the proposed Transaction, Refreshing’s projected financial and operational performance, new product offerings that Refreshing may introduce, and related matters, as well as all other statements other than statements of historical fact included in this press release, are forward-looking statements. When used in this press release, words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions, as they relate to Integrated Wellness or Refreshing’s management team, identify forward-looking statements. Such forward-looking statements are based on the beliefs of management, as well as assumptions made by, and information currently available to, Integrated Wellness’ and Refreshing’s management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors detailed in Integrated Wellness’ and Pubco’s filings with the SEC. Most of these factors are outside the control of Integrated Wellness and Pubco and are difficult to predict. In addition to factors disclosed in Integrated Wellness and Pubco’s filings with the SEC, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: the risk that the Transaction may not be completed in a timely manner or at all, which may adversely affect the price of the securities of Integrated Wellness; the risk that the Transaction may not be completed by Integrated Wellness’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Integrated Wellness; inability to meet the closing conditions to the Transaction, including the occurrence of any event, change, legal proceedings instituted against Refreshing or against Integrated Wellness related to the Merger Agreement or the management team, or other circumstances that could give rise to the termination of the Merger Agreement; the inability to complete the Transaction contemplated by the Merger Agreement due to the failure to obtain approval of Integrated Wellness’ shareholders and the receipt of certain governmental and regulatory approvals; changes in Pubco’s capital structure; redemptions exceeding a maximum threshold or the failure to maintain the listing of Integrated Wellness’ securities or failure of Pubco to meet The New York Stock Exchange’s initial listing standards in connection with the consummation of the contemplated Transaction; costs related to the Transaction contemplated by Merger Agreement and the failure to realize anticipated benefits of the Transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions; a delay or failure to realize the expected benefits from the proposed Transaction including Refreshing’s ability to effectively develop and successfully market new products, solutions and services, and to effectively address cost reductions and other changes in its industry; risks related to disruption of management’s time from ongoing business operations due to the proposed Transaction; changes in the markets in which Refreshing competes, including with respect to its competitive landscape, technology evolution or the impact of regulatory changes on solutions, services, labor matters, international economic, political, legal, compliance and business factors; developments and uncertainties in domestic and foreign trade policies and regulations, and other regulations which may cause contractions or affect growth rates and cyclicality of markets Refreshing serves; disruptions relating to war, terrorism, widespread protests and civil unrest, man-made and natural disasters, public health issues and other events; changes in domestic and global general economic conditions; risk that Refreshing may not be able to execute its growth strategies; security breaches or other disruptions of Refreshing information technology systems or violations of data privacy laws; risks related to the ongoing COVID-19 pandemic and response, including new variants of the virus; the pace of recovery in the markets in which Refreshing operates; global supply chain disruptions and potential staffing shortages at potential customers which may have a trickle-down effect on Refreshing; the risk that Refreshing may not be able to develop and maintain effective internal controls; changes in interest rates; increased competition and the ability to generate sufficient cash to fulfill obligations; loss of certain key officers; loss of continued relationships with customers or bus operators; and Pubco’s success at managing the foregoing items. The forward-looking statements are based upon management’s beliefs and assumptions; and other risks and uncertainties that are identified in the Form S-4 (as defined below) relating to the Transaction, including those under “Risk Factors” therein, and in other filings with the SEC made by Integrated Wellness or Pubco. Each of Integrated Wellness, Pubco and Refreshing undertake no obligation to update these statements for revisions or changes after the date of this press release except as required by law.

Additional Information and Where to Find It

In connection with the proposed Transaction, Pubco has filed a Registration Statement on Form S-4 (File No. 333-269769) (the “Form S-4”) with the SEC, which includes a preliminary prospectus with respect to its securities to be issued in connection with the Transaction and a preliminary proxy statement with respect to Integrated Wellness’ shareholder meeting at which Integrated Wellness’ shareholders will be asked to vote on the proposed Transaction. Each of Integrated Wellness, Pubco and Refreshing urge investors, shareholders, and other interested persons to read, when available, the Form S-4, including the proxy statement/prospectus, any amendments thereto, the definitive proxy statement/prospectus, and any other documents filed with the SEC, before making any voting or investment decision because these documents will contain important information about the proposed Transaction. After the Form S-4 has been filed and declared effective, Integrated Wellness will mail the definitive proxy statement/prospectus to shareholders of Integrated Wellness as of a record date to be established for voting on the Transaction. Integrated Wellness’ shareholders will also be able to obtain a copy of such documents, without charge, by directing a request to: Integrated Wellness Acquisition Corp., 148 N Main Street, Florida, NY 10921; e-mail: investor@integratedwellnessholdings.com. These documents, once available, can also be obtained, without charge, at the SEC’s website www.sec.gov.

Participants in the Solicitation

Integrated Wellness, Pubco and their respective directors and officers may be deemed participants in the solicitation of proxies of Integrated Wellness’ shareholders in connection with the proposed Transaction. Security holders may obtain more detailed information regarding the names, affiliations, and interests of certain of Pubco and Integrated Wellness’ executive officers and directors in the solicitation by reading Pubco and Integrated Wellness’ filings with the SEC, including the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the Transaction when they become available. Information concerning the interests of Pubco and Integrated Wellness’ participants in the solicitation, which may, in some cases, be different from those of their shareholders generally, will be set forth in the proxy statement/prospectus relating to the Transaction when it becomes available. These documents can be obtained free of charge from the source indicated above.

Refreshing and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Integrated Wellness in connection with the proposed Transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed Transaction will be included in the proxy statement/prospectus for the proposed Transaction.

No Offer or Solicitation

This press release does not constitute an offer to sell or a solicitation of an offer to buy, or the solicitation of any vote or approval in any jurisdiction in connection with the proposed Transaction or any related transactions, nor shall there be any sale, issuance or transfer of securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful. Any offering of securities or solicitation of votes regarding the proposed Transaction will be made only by means of a proxy statement/prospectus that complies with applicable rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”) and the Securities Exchange Act of 1934, as amended, or pursuant to an exemption from the Securities Act or in a transaction not subject to the registration requirements of the Securities Act.

Contact Information

Steven Schapera

Chief Executive Officer

Integrated Wellness Acquisition Corp

Email: investor@integratedwellnessholdings.com

Website: www.integratedwellnessholdings.com

Jeremy Briggs

Director of Finance

Refreshing USA, LLC

Email: Jeremy.Briggs@RefreshingUSA.com

Phone: (425) 375 6133

Website: www.refreshingusa.com